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                                  EXHIBIT 28.1


                                                                   GRUBB & ELLIS

NEWS RELEASE


Contact:                          Molly Davis, Gallen & Associates (510)268-9848
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FOR IMMEDIATE RELEASE                        September 13, 1994


GRUBB & ELLIS RECEIVES SHAREHOLDER APPROVAL
FOR RIGHTS OFFERING

SAN FRANCISCO--Grubb & Ellis Company (NYSE:GBE) announced today that it has obtained shareholder approval to attract additional equity capital through a rights offering. In a meeting held in San Francisco on September 12, 98 percent of the shares voted at the meeting were cast in favor of the rights offering. Under these previously-announced agreements, the company's primary lender, The Prudential Insurance Company of America, will modify certain financial covenants and defer principal payments until 1997.

Under the plan approved by shareholders, existing shareholders will receive rights to subscribe for common stock in the company. Common stock not subscribed for by the shareholders will be acquired by Grubb & Ellis' largest shareholder, Warburg, Pincus Investors, L.P., subject to a maximum investment of approximately $10 million for use in the company's operations.

Shareholders also approved a proposal to amend the terms of the company's outstanding preferred stock, with 99 percent of the shares voted at the meeting cast in favor of the proposal.

Finally, shareholders approved the nominees for the board of directors, with 99 percent of the shares voted at the meeting cast for the election of the directors. Reelected members include: R. David Anacker, vice chairman of Veriflo Corporation, an industrial equipment

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Grubb & Ellis - page 2


manufacturing firm located in Richmond, Calif.; Lawrence Bacow, professor at the Massachusetts Institute of Technology (M.I.T.) Center for Real Estate and the M.I.T. Department of Urban Studies and Planning, Cambridge, Mass.; Reuben Leibowitz, managing director of E.M. Warburg, Pincus & Co. Inc., a venture banking and investment counseling firm based in New York, N.Y.; John Santoleri, vice president of Warburg, Pincus Ventures, Inc., the venture banking subsidiary of E.M. Warburg, Pincus & Co., Inc.; and Joe F. Hanauer, chairman and chief executive officer of Grubb & Ellis Company. Newly elected to the board is Robert
J. McLaughlin, founder and president of The Sutter Group, a management consultancy firm located in Larkspur, Calif.

In addressing the shareholders, Grubb & Ellis chairman and chief executive officer Joe F. Hanauer stated that the company has now dealt with several of the major problems that had carried over from previous years and, with the approval of the financing transactions, is again well positioned to take the initiative in building its core real estate service businesses. Hanauer stated that all future initiatives undertaken by Grubb & Ellis support and build upon the company's strategic competitive advantages, including a national network of offices, the ability to provide tailored solutions through a focus on market segments or specialties, and the expertise and experience of Grubb & Ellis brokers and support personnel. In addition, Hanauer pointed to the strength of the company's national information and support systems and the widespread recognition and respect of the Grubb & Ellis name.

This announcement is not an offering, which can be made only by means of the Prospectus. Shareholders are not required to take any action at this time.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. The rights offering is subject to effectiveness of the registration statement, and these securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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Grubb & Ellis - page 3


With offices nationwide, Grubb & Ellis Company offers commercial brokerage and consulting, property and facilities management (through its Axiom subsidiary), appraisal, residential brokerage, mortgage brokerage and auction services.